SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Hyperfine, Inc.
(Name of Issuer)

Class A common stock

(Title of Class of Securities)

44916K106

(CUSIP Number)

December 31, 2021**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒      Rule 13d-1(d)

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This Amendment No. 1 to Schedule 13G is being filed to correct the number of Class A Shares reported as beneficially owned by the Reporting Persons as of December 31, 2021, to include 100,000 shares held through HC Affiliates and 591,650 shares held in separately managed accounts that were inadvertently omitted from the original statement.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44916K106	13G	Page 2 of 9 Pages

(1)	NAMES OF REPORTING PERSONS HC Sponsor LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 6,634,000(1)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 6,634,000(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,634,000(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%(2)
(12)	TYPE OF REPORTING PERSON (see instructions) PN

(1) Represents 5,534,000 Class A Shares held directly by HC Sponsor LLC and 1,100,000 Class A Shares held by the HC Affiliates.

(2) Calculated based on 55,277,061 Class A Shares outstanding as of December 31, 2021, as reported on the Issuer’s final prospectus filed pursuant to Rule 424(b)(3) with the SEC on February 1, 2022.

CUSIP No. 44916K106	13G	Page 3 of 9 Pages

(1)	NAMES OF REPORTING PERSONS HealthCor Group, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 6,634,000(1)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 6,634,000(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,634,000(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%(2)
(12)	TYPE OF REPORTING PERSON (see instructions) OO

(1) Represents 5,534,000 Class A Shares held directly by HC Sponsor LLC and 1,100,000 Class A Shares held by the HC Affiliates.

(2) Calculated based on 55,277,061 Class A Shares outstanding as of December 31, 2021, as reported on the Issuer’s final prospectus filed pursuant to Rule 424(b)(3) with the SEC on February 1, 2022.

CUSIP No. 44916K106	13G	Page 4 of 9 Pages

(1)	NAMES OF REPORTING PERSONS Arthur Bruce Cohen
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 7,225,650(1)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 7,225,650(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,225,650(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1%(2)
(12)	TYPE OF REPORTING PERSON (see instructions) IN

(1) Represents 5,534,000 Class A Shares held directly by HC Sponsor LLC, 1,100,000 Class A Shares held by the HC Affiliates and 591,650 Class A Shares held by separately managed accounts.

(2) Calculated based on 55,277,061 Class A Shares outstanding as of December 31, 2021, as reported on the Issuer’s final prospectus filed pursuant to Rule 424(b)(3) with the SEC on February 1, 2022.

CUSIP No. 44916K106	13G	Page 5 of 9 Pages

(1)	NAMES OF REPORTING PERSONS Joseph Patrick Healey
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 7,225,650(1)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 7,225,650(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,225,650(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1%(2)
(12)	TYPE OF REPORTING PERSON (see instructions) IN

(1) Represents 5,534,000 Class A Shares held directly by HC Sponsor LLC, 1,100,000 Class A Shares held by the HC Affiliates and 591,650 Class A Shares held by separately managed accounts.

(2) Calculated based on 55,277,061 Class A Shares outstanding as of December 31, 2021, as reported on the Issuer’s final prospectus filed pursuant to Rule 424(b)(3) with the SEC on February 1, 2022.

CUSIP No. 44916K106	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer:

Hyperfine, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

351 New Whitfield Street Guilford, CT 06437

Item 2(a, b, c).	Names of Persons Filing:

(i) HC Sponsor LLC, 55 Hudson Yards, 28th Floor, New York NY 10001;

(ii) HealthCor Group, LLC, 55 Hudson Yards, 28th Floor, New York NY 10001;

(iii) Joseph Healey, 55 Hudson Yards, 28th Floor, New York, NY 10001;

(i) Arthur Cohen, 12 South Main Street, #203 Norwalk, CT 06854;

Both Mr. Healey and Mr. Cohen are United States citizens.

The persons at (i) through (iv) above are collectively referred to herein as the “Reporting Persons”.

CUSIP No. 44916K106	13G	Page 7 of 9 Pages

Item 2(d).	Title of Class of Securities

Class A common stock

Item 2(e).	CUSIP Number

44916K106

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:
See responses to Item 9 on each cover page.
(b) Percent of Class:
See responses to Item 11 on each cover page.
(c) Number of shares as to which the Reporting Person has:
(i) Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.
(ii) Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.
(iii) Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.
(iv) Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

HC Sponsor LLC (the “Sponsor”) directly holds 5,534,000 Class A Shares (the “Founder Shares”) and entities affiliated with the Sponsor (the “HC Affiliates”) directly hold 1,100,000 Class A Shares, of which 1,000,000 Class A Shares were purchased in a private placement (the “PIPE Shares”). The Sponsor is managed by its manager, HealthCor Sponsor Investments LLC, which is managed by its manager, HealthCor Group, LLC, which also indirectly manages the HC Affiliates. Arthur Cohen and Joseph Healey are the controlling members of HealthCor Group, LLC. In addition, separately managed accounts (the “SMAs”) managed by HealthCor Management, L.P. own 591,650 Class A Shares. Messrs. Cohen and Healey are the managers of the general partner of HealthCor Management, L.P. As such, Messrs. Cohen and Healey have voting and investment discretion with respect to the securities held by each of HC Sponsor LLC, the HC Affiliates and the SMAs but disclaim beneficial ownership of such securities. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 44916K106	13G	Page 8 of 9 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit I.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I:	Joint Acquisition Statement

CUSIP No. 760873109	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 20, 2022

HC Sponsor LLC

/s/ Arthur Cohen
Name:	Arthur Cohen
Title:	Authorized Signatory

HealthCor Group, LLC

By: HealthCor Group, LLC, its general partner

/s/ Arthur Cohen
Name:	Arthur Cohen
Title:	Authorized Signatory

JOSEPH HEALEY, Individually
/s/ Joseph Healey

ARTHUR COHEN, Individually
/s/ Arthur Cohen

EXHIBIT I

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:         December 20, 2022

HC Sponsor LLC

/s/ Arthur Cohen
Name:	Arthur Cohen
Title:	Authorized Signatory

HealthCor Group, LLC

By: HealthCor Group, LLC, its general partner

/s/ Arthur Cohen
Name:	Arthur Cohen
Title:	Authorized Signatory

JOSEPH HEALEY, Individually
/s/ Joseph Healey

ARTHUR COHEN, Individually
/s/ Arthur Cohen